SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                 SCHEDULE 13E-3


             RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               SUCCESSORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                               SUCCESSORIES, INC.
                              S.I. ACQUISITION LLC
                                   JACK MILLER
                    JACK MILLER FAMILY LIMITED PARTNERSHIP #1
                    JACK MILLER TRUST DATED JANUARY 18, 1984
                               HOWARD I. BERNSTEIN
--------------------------------------------------------------------------------
                    (Name of the Person(s) Filing Statement))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
         SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864591102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

               JOHN C. CARROLL                                             GUY E. SNYDER, ESQ.
INTERIM PRESIDENT AND CHIEF EXECUTIVE OFFICER AND                        WILLIAM J. BETTMAN, ESQ.
     CHIEF FINANCIAL AND OPERATING OFFICER                          VEDDER, PRICE, KAUFMAN & KAMMHOLZ
              SUCCESSORIES, INC.                                         222 NORTH LASALLE STREET
               2520 DIEHL ROAD                                                  SUITE 2600
           AURORA, ILLINOIS 60504                                      CHICAGO, ILLINOIS 60601-1003
              (630) 820-7200                                                  (312) 609-7500


                 JACK MILLER                                            MARSHALL E. EISENBERG, ESQ.
                  PRESIDENT                                                 NORMAN J. GANTZ, ESQ.
            S.I. ACQUISITION LLC                                         NEAL, GERBER & EISENBERG
         C/O THE BENIDA GROUP, LLC                                          2 N. LASALLE STREET
       485 HALF DAY ROAD, SUITE 200                                              SUITE 2200
       BUFFALO GROVE, ILLINOIS 60089                                      CHICAGO, ILLINOIS 60602
                (847) 883-9700                                                 (312) 269-8000


-----------------------------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person(s) Authorized to Receive
                  Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [_] The filing of a registration statement under the Securities Act of 1933.

         c.  [_]  A tender offer.

         d.  [_]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

        Check the following box if the filing is a final amendment reporting the results of the transaction. [_]


                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
       ----------------------                          ----------------------
           $2,158,614.07                                       $198.59

---------------------------
* For purposes of calculating the filing fee only: the filing fee of $198.59 was calculated pursuant to Exchange Act Rule 0-11 by multiplying .0000809 by the sum of (i) the proposed cash payment of $2,133,425.70 for 7,111,419 shares of Common Stock, par value $0.01 per share at $0.30 per share and (ii) the proposed cash payment of $25,188.37 for 1,667 shares of Series B convertible Preferred Stock, par value $0.01 per share at $15.00 per share, plus all accrued and unpaid dividends.
** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals .0000809 of the transaction valuation.

         [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid:       $198.59

                     Form or Registration No.:     Schedule 14A

                     Filing Party:                 Successories, Inc.

                     Date Filed:                   March 7, 2003

                                  INTRODUCTION


         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being jointly filed by: (1) Successories, Inc., an Illinois corporation ("Successories") and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) S.I. Acquisition LLC, an Illinois limited liability company ("Acquisition"); (3) Jack Miller; (4) Jack Miller Family Limited Partnership #1; (5) Jack Miller Trust dated January 18, 1984; and
(6) Howard I. Bernstein (collectively, the "filing persons").


         Pursuant to an agreement and plan of merger, dated as of February 13, 2003 (the "merger agreement") by and between Successories and Acquisition, Successories will merge with and into Acquisition, and Acquisition will be the surviving company. Upon completion of the merger contemplated by the merger agreement, each issued and outstanding share of Successories common stock will be converted into the right to receive $0.30 in cash without interest and each share of Successories series B convertible preferred stock will be converted into the right to receive $15.00 plus all accrued and unpaid dividends (together, the "merger consideration"), except that: (1) shares of Successories common and series B convertible preferred stock held in Successories' treasury will be cancelled without any payment therefor; (2) shares of Successories common stock, series A convertible preferred stock and series B convertible preferred stock held by Acquisition immediately prior to the effective time of the merger will be cancelled without any payment therefor; and (3) shares of Successories common stock held by our shareholders who perfect their dissenters' rights will not receive the merger consideration but instead will be subject to appraisal in accordance with Illinois law. Upon completion of the merger, the holders of Acquisition's membership interests immediately prior to the effective time of the merger will own 100% of Acquisition's post-merger membership interests.

         Concurrently with the filing of this Schedule 13E-3, Successories is filing a preliminary proxy statement (the "proxy statement") pursuant to which Successories will notify its shareholders of, and solicit proxies from its shareholders for, a special meeting for the purpose of voting on whether or not to approve the merger agreement. Successories has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Successories, its subsidiaries and their respective directors, officers and affiliates, and Acquisition has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Acquisition and its members, officers and affiliates.

         The information set forth in the proxy statement, including all schedules and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the exhibits thereto.

ITEM 1.  SUMMARY TERM SHEET.

         The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "SUMMARY TERM SHEET" in the proxy statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The information contained in the section entitled "THE PROPOSED MERGER--THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.

         (b) Securities. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference.

         (c) Trading Market and Price. The information contained in the section entitled "MARKET AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

         (d) Dividends. The information contained in the sections entitled "DIVIDENDS" and "MARKET AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

         (e)      Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. The information contained in the section entitled "CERTAIN PURCHASES OF SUCCESSORIES COMMON STOCK" in the proxy statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSONS.

         (a) Name and Address. The information contained in the section entitled "THE PROPOSED MERGER--THE PARTICIPANTS" in the proxy statement is incorporated herein by reference. Successories, a filing entity, is also the subject company. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement and in APPENDIX F, "INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF SUCCESSORIES, INC. AND S.I. ACQUISITION LLC AND THE MEMBERS OF THE CONTRIBUTING GROUP" to the proxy statement is incorporated herein by reference.

         (b) Business and Background of Entities. The information contained in the section entitled "THE PROPOSED MERGER--THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.

         (c) Business and Background of Natural Persons. The information contained in the section entitled "THE PROPOSED MERGER--THE PARTICIPANTS" in the proxy statement and in APPENDIX F, "INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF SUCCESSORIES, INC. AND S.I. ACQUISITION LLC AND THE MEMBERS OF THE CONTRIBUTING GROUP", to the proxy statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)     Tender Offers. Not applicable.

         (a)(2)(i) Transaction Description. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" And "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

         (a)(2)(ii) Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "THE PROPOSED MERGER--MERGER CONSIDERATION" and "THE MERGER AGREEMENT--PAYMENT FOR SHARES" in the proxy statement is incorporated herein by reference.


         (a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS," "--POSITION OF S.I. ACQUISITION AND

THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER" and "--PURPOSE AND STRUCTURE OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "THE SPECIAL MEETING--RECORD DATE; QUORUM; VOTE REQUIRED" in the proxy statement is incorporated herein by reference.

         (a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL
FACTORS--GENERALLY," "--EFFECTS OF THE MERGER" and "--INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the proxy statement is incorporated herein by reference.

         (a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS--ACCOUNTING TREATMENT OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "SPECIAL FACTORS--CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (c) Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--GENERALLY," "--EFFECTS OF THE MERGER" and "--INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the proxy statement is incorporated herein by reference.

         (d) Appraisal Rights. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--DISSENTERS' RIGHTS" in the proxy statement is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. The information contained in the sections entitled "THE SPECIAL MEETING--RECORD DATE; QUORUM; VOTING REQUIRED," "SPECIAL FACTORS--DISSENTERS' RIGHTS" and "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement is incorporated herein by reference.

         (f)      Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions. The information contained in the sections entitled "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER" and "CERTAIN PURCHASES OF SUCCESSORIES COMMON STOCK" in the proxy statement is incorporated herein by reference.

         (b), (c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL
FACTORS--BACKGROUND OF THE MERGER," "--GENERALLY," "--EFFECTS OF THE MERGER," "--INTERESTS OF CERTAIN

PERSONS IN THE MERGER" and "CERTAIN PURCHASES OF SUCCESSORIES COMMON STOCK" in the proxy statement is incorporated herein by reference.

         (e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--GENERALLY," "--EFFECTS OF THE MERGER" "--INTERESTS OF CERTAIN PERSONS IN THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--GENERALLY," "--EFFECTS OF THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

         (c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--GENERALLY," "--EFFECTS OF THE MERGER," "--INTERESTS OF CERTAIN PERSONS IN THE MERGER," and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


         (a), (c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS," "--POSITION OF S.I. ACQUISITION AND THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER," "--EFFECTS OF THE MERGER," "--ACCOUNTING TREATMENT OF THE MERGER" and "--PURPOSE AND STRUCTURE OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS" and "--POSITION OF S.I. ACQUISITION AND THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.


         (d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--GENERALLY," "--EFFECTS OF THE MERGER," "--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "--ESTIMATED FEES AND EXPENSES OF THE MERGER," "--CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER," "ACCOUNTING TREATMENT OF THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.


         (a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS," "--POSITION OF S.I. ACQUISITION AND THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER," "--PURPOSE AND STRUCTURE OF THE MERGER" and "--OPINION OF DUFF & PHELPS, LLC" in the proxy Statement, and APPENDIX B to the proxy statement, "FAIRNESS OPINION OF DUFF & PHELPS, LLC" is incorporated herein by reference.

         (c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "THE SPECIAL MEETING--RECORD DATE; QUORUM; VOTE REQUIRED," "SPECIAL FACTORS--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS," "--POSITION OF S.I. ACQUISITION AND THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER," "THE MERGER AGREEMENT--CONDITIONS TO COMPLETION OF MERGER" and "--TERMINATION OF THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.


         (d) Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS" and "--OPINION OF DUFF & PHELPS, LLC" in the proxy statement is incorporated herein by reference.

         (e) Approval of Directors. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--BACKGROUND OF THE MERGER" and "--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS" in the proxy statement is incorporated herein by reference.


         (f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS," and "--POSITION OF S.I. ACQUISITION AND THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


         (a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS," "--POSITION OF S.I. ACQUISITION AND THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER," "--OPINION OF DUFF & PHELPS, LLC" and "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement, and APPENDIX B to the proxy statement, "FAIRNESS OPINION OF DUFF & PHELPS, LLC" is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "SPECIAL FACTORS--THE CONTRIBUTING GROUP'S FINANCING OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (c) Expenses. The information contained in the sections entitled "SUMMARY TERM SHEET," "THE SPECIAL MEETING--SOLICITATION OF PROXIES AND EXPENSES," "SPECIAL FACTORS--ESTIMATED FEES AND EXPENSES OF THE MERGER" and "THE MERGER AGREEMENT--PAYMENT OF FEES AND EXPENSES" in the proxy statement is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information contained in the sections "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "CERTAIN PURCHASES OF SUCCESSORIES COMMON STOCK" in the proxy statement is incorporated herein by reference.

         (b) Securities Transactions. The information contained in the section entitled "CERTAIN PURCHASES OF SUCCESSORIES COMMON STOCK" in the proxy statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "THE SPECIAL MEETING--RECORD DATE; QUORUM; VOTE REQUIRED" and "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the proxy statement is incorporated herein by reference.


         (e) Recommendations to Others. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS--REASONS FOR THE MERGER AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, THE DISINTERESTED DIRECTORS AND THE BOARD OF DIRECTORS," and "--POSITION OF S.I. ACQUISITION AND THE CONTRIBUTING GROUP AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.


ITEM 13.  FINANCIAL STATEMENTS.

         (a) Financial Information. The information contained in the sections entitled "SUCCESSORIES SELECTED HISTORICAL FINANCIAL DATA" and "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement is incorporated herein by reference, including Item 8, "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA," contained in Successories' most recent Annual Report on Form 10-K attached as Exhibit D to the proxy statement.

         (b)      Pro Forma Information. Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "THE SPECIAL MEETING--SOLICITATION OF PROXIES AND EXPENSES," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--ESTIMATED FEES AND EXPENSES OF THE MERGER" and "--OPINION OF DUFF & PHELPS, LLC" in the proxy statement, and APPENDIX B to the proxy statement, "FAIRNESS OPINION OF DUFF & PHELPS, LLC" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

         (b) Other Material Information. The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" in the proxy statement is incorporated herein by reference.

ITEM 16.  EXHIBITS.

         (a) Preliminary proxy statement on Schedule 14A, together with preliminary copies of the notice, letter and proxy card to Successories' shareholders, as filed with the Securities and Exchange Commission on March 7, 2003 (incorporated herein by reference to the proxy statement, notice, letter and proxy card).

         (b)      Not applicable.

         (c)(1) Opinion of Duff & Phelps, LLC, dated February 13, 2003 (incorporated herein by reference to Appendix B to the proxy statement).

         (c)(2) Duff & Phelps, LLC Presentation to the Special Committee of the Board of Directors, dated February 13, 2003.

         (d) Agreement and Plan of Merger, dated as of February 13, 2003, by and between Successories, Inc. and S.I. Acquisition LLC (incorporated herein by reference to Appendix A to the proxy statement).

         (f) Illinois Business Corporation Act--Section 11.70 (incorporated herein by reference to Appendix C to the proxy statement).

         (g)      Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  May 5, 2003               SUCCESSORIES, INC.

                                  By:  /s/ John C. Carroll
                                       -----------------------------------------
                                       John C. Carroll
                                       Interim President and Chief Executive
                                       Officer and Chief Financial and Operating
                                       Officer


Dated:  May 5, 2003               S.I. ACQUISITION LLC

                                  By:  /s/ Jack Miller
                                       -----------------------------------------
                                       Jack Miller
                                       President


Dated:  May 5, 2003                    /s/ Jack Miller
                                       -----------------------------------------
                                       Jack Miller


Dated:  May 5, 2003               JACK MILLER FAMILY LIMITED
                                  PARTNERSHIP #1

                                  By:  Jack Miller Trust Dated 1/18/84

                                  By:  /s/ Jack Miller
                                       -----------------------------------------
                                       Jack Miller
                                       Trustee


Dated:  May 5, 2003               JACK MILLER TRUST DATED 1/18/84

                                  By:  /s/ Jack Miller
                                       -----------------------------------------
                                       Jack Miller
                                       Trustee


Dated:  May 5, 2003                    /s/ Howard I. Bernstein
                                       -----------------------------------------
                                       Howard I. Bernstein

                                  EXHIBIT INDEX


  EXHIBIT
  NUMBER                             DESCRIPTION
  ------                             -----------

 (a) Preliminary proxy statement on Schedule 14A, together with preliminary copies of the notice, letter and proxy card to Successories' shareholders, as filed with the Securities and Exchange Commission on March 7, 2003 (incorporated herein by reference to the proxy statement, notice, letter and proxy card).

(b)               Not applicable.

(c)(1) Opinion of Duff & Phelps, LLC, dated February 13, 2003 (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2) Duff & Phelps, LLC Presentation to the Special Committee of the Board of Directors, dated February 13, 2003.

(d) Agreement and Plan of Merger, dated as of February 13, 2003, by and between Successories, Inc. and S.I. Acquisition LLC (incorporated herein by reference to Appendix A to the proxy statement).

(f) Illinois Business Corporation Act--Section 11.70 (incorporated herein by reference to Appendix C to the proxy statement).

(g)               Not applicable.